Exhibit 21.1
List of Subsidiaries

Subsidiary	Jurisdiction of incorporation or organization

Dentrix Dental Systems, Inc.	Utah

Henry Schein Europe, Inc.	Delaware

Henry Schein Financial Services, Inc.	Delaware

Henry Schein Holding GmbH[1]	Germany

[1]	Henry Schein Holding GmbH is the parent company of 37 consolidated wholly-owned subsidiaries, all of which operate in the dental distribution field outside the United States.